17950 Preston Road, Suite 600
Dallas, Texas 75252
Phone: (972) 349-3200
Fax: (972) 349-3265
Toll Free: (800) 486-3223

July 28, 2011

Via EDGAR and Facsimile
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	PMC Commercial Trust Form 10-K for the year ended December 31, 2010 Filed on March 16, 2011 File No. 001-13610

Dear Mr. Kluck,

We are writing in response to your letter dated July 18, 2011 setting forth comments of the Securities and Exchange Commission’s Staff with respect to the above-mentioned submission.

For your convenience, the Commission’s comment has been repeated herein in bold font, with PMC Commercial Trust’s (the “Company,” “we” or “our”) response immediately following the Commission’s comment.

We have agreed to supplement disclosures in our future filings. We are doing that in the spirit of transparency and not because we believe our prior filings may be materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We understand that the Commission may have additional comments after reviewing our response set forth below.

Item 7. Management’s Discussion and Analysis of Financial Condition ... page 24

Comment
1.
We note your disclosure on page 24 that you experienced an increase in REO and foreclosure proceedings. To the extent that real estate owned becomes a material portion of your total assets in future reporting periods, please provide operating data for such properties, including lease expiration schedules and rental and occupancy rates.

Response

Our real estate owned is not currently a material portion of our total assets. For future filings, if our REO becomes a material portion of our total assets, we will provide operating data for these properties including lease expiration schedules, if applicable, and rental and occupancy rates for our hospitality properties.

17950 Preston Road, Suite 600
Dallas, Texas 75252
Phone: (972) 349-3200
Fax: (972) 349-3265
Toll Free: (800) 486-3223

Sources and Uses of Funds, page 45

Liquidity Summary, page 45

Comment
2.
We note your disclosure that you cannot access debt capital through warehouse lines, securitization issuances or trust preferred issuances. Please elaborate on this in future Exchange Act periodic reports to explain why these sources are not available.

Response

We will expand the disclosures regarding accessing debt capital through warehouse lines, securitization issuances or trust preferred issuances to include reasons why these sources are not available to the Company in future Exchange Act periodic reports, including our Quarterly Report on Form 10-Q for the period ended June 30, 2011.

Comment
3.
In future Exchange Act periodic reports, please expand this disclosure to cover cash flows from anticipated loan maturities and repayments in the current fiscal year and, if relevant to your liquidity, the amount of unencumbered assets as of the end of the reporting period available to secure additional financing.

Response

In future Exchange Act periodic reports, including our Quarterly Report on Form 10-Q for the period ended June 30, 2011, we will expand our disclosures to cover cash flows from anticipated loan maturities and repayments and, if relevant to our liquidity, the amount of unencumbered assets as of the end of the reporting period available to secure additional financing. Subsequent to December 31, 2010, we amended our revolving credit facility such that it is now unsecured and extended the maturity to June 30, 2014.

We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above response, please do not hesitate to contact the undersigned at (972) 349-3230.

Sincerely,

/s/ Barry N. Berlin
Barry N. Berlin
Chief Financial Officer
PMC Commercial Trust

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